EXHIBIT 99.7
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GATEWAY INTERNATIONAL  HOLDINGS RELEASES RECORD FINANCIAL RESULTS FOR Q1 AND Q2,
2005

ANAHEIM, CA, May 6, 2005 - Gateway International Holdings, Inc. (OTC: GWYI) has released numbers for the 3-month ended and 6-month ended periods of its current fiscal year. The numbers reflected in this release include the following subsidiaries: Elite Machine Tool Company, Eran Engineering, All-American CNC Sales, Accurate Technology, and Spacecraft Machine Products.

For the  3-month  period  covering  October 1, 2004 thru  December  31, 2004 the
Company reported Total Sales totaling $3,123,356. Cost of Sales totaled $2,063,733, resulting in a Gross Profit of $1,059,623, a Gross Margin of 34%. Operating Expenses totaled $651,638, resulting in Pre-Tax Income of $407,985 for the quarter, a Pre-Tax Profit Margin of 13%.

For the 6-month period covering October 1, 2004 thru March 31, 2005 the Company reported Total Sales of $9,021,450. Cost of Sales totaled $5,981,283, resulting in a Gross Profit of $3,040,167, a Gross Margin of 34%. Operating Expenses totaled $1,914,846 and net miscellaneous expense totaled $136,101. For the first half of the year, Pre-Tax Income totaled $989,580, a Pre-Tax Profit Margin of 11%. The reported financials result in $0.025 Earnings per Share for the first six months.

Gateway International's CEO, Larry Consalvi, commented on the financial results. "We are certainly pleased with our results for the first half of the fiscal year as we surpassed last years Pre-Tax profit numbers in the first quarter of this year. We continue to strengthen our portfolio and hope to further improve our business, our competitiveness and our financial results during the second half of the year." He continued by saying, "The results of adding established businesses to our portfolio over the last 6 months are only beginning to be recognized. Although we have experienced some success along the way, we are not sitting back relying on past results. Rather, we continue to look for new and exciting opportunities to bring additional value to the Company." Additional information on Gateway International Holdings is available on the Company's website, www.gwyi.com and via their Investor Relations and Capital Advisory firm, First Capital Investors, at www.firstcapitalinvestors.com. An investor fact sheet for Gateway is available free of charge for download at www.firstcapitalinvestors.com/factsheets/gwih.pdf.

'SAFE HARBOR':

This press release may contain forward-looking statements. The words 'estimate,' 'possible' and 'seeking' and similar expressions identify forward-looking statements, which speak only as to the date the statement was made. The company undertakes no obligation to publicly update or revise

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any  forward-looking  statements,  whether  because of new  information,  future events, or otherwise. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted, or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. The risks and uncertainties to which forward-looking statements are subject include, but are not limited to, the effect of government regulation, competition and other material risks.

SOURCE: Gateway International Holdings, Inc.

Investor Relations:
Dante Panella
First Capital Investors, Inc.
www.firstcapitalinvestors.com
407-656-9600 x 107
GWYI@firstcapitalinvestors.com